Mail Stop 7010


December 14, 2005


Via U.S. mail and facsimile

Mr. Christopher d`Arnaud-Taylor
Chief Executive Officer
Xethanol Corporation
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

Re: 	Xethanol Corporation
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 6, 2005
File No. 333-129191

Dear Mr. d`Arnaud-Taylor:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1. We read your response to comment three of our letter dated November 16, 2005 and note that your calculation of the registration fee does not appear to conform to the requirements of Rule 457(g). In this regard, we note that you are required to use the highest amount of the three options set forth in the second sentence of Rule
457(g). Based on those alternatives, it appears that the highest amount was either option (2) or (3). Hence, you should have calculated your registration fee based on a price of $4.95 per share.
Please revise your table accordingly.

Selling Stockholders, page 45

2. We read your response to comment 11 of our letter dated
November
16, 2005 and note that it appears that you are unable to make the representations set forth in our comment. As such, please identify
Brookstreet Securities Corporation as an underwriter throughout your prospectus, including on the cover page.
3. The number of shares beneficially owned by Mr. Jed Schutz after your offering does not appear to be correct. Please revise accordingly.

4. Please disclose the natural persons with dispositive voting or investment control of C&H Capital and Stern & Co.

The Fusion Transaction, page 54

5. We read your response to comment 16 of our letter dated
November
16, 2005. Please revise your response to address the fact that Fusion Capital has the right to acquire 5,000,000 shares of your common stock.

Item 26.  Recent Sales of Unregistered Securities, page II-1

6. Please provide the information required by Item 701(d) of Regulation S-B with respect to the options you have issued under your equity compensation plan. In the regard, we note the disclosure in the last sentence of the second paragraph.

Item 27. Exhibits, page II-3

7. It appears that certain exhibits have been incorporated by reference to Exchange Act filings. Please identify the incorporated exhibits and the filing to which you incorporate by reference.
See
Item 601(a)(2) of Regulation of Regulation S-B.

*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, Chris Edwards, Special Counsel, at (202)
551-3742 with any questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Mr. Robert H. Cohen, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, NY 10166
??

??

??

??

Mr. Christopher d'Arnaud-Taylor
Xethanol Corporation
December 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE